NEWS RELEASE

InNexus Appoints FDA Expert Dr. Jur Strobos To Chief Medical Officer

BRITISH COLUMBIA, Canada—August 1, 2007—InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX: IXS.V), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology,  has appointed Dr. Jur Strobos to Chief Medical Officer.

Dr. Jur Strobos brings with him extensive experience as Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA) and a diverse background in drug law, medical product development, and health care.  Most recently, he was Vice President of Clinical Research and Regulatory Affairs for Medicis Pharmaceutical Corporation (NYSE: MRX). His prior medical background and four years of residency training in general surgery training enabled him to engage in policy development across the broad array of FDA activities from foods, devices, drugs, to biological products.  His areas of expertise include food and drug law, clinical study design and good manufacturing practices. He has been the successful steward of multiple drugs and devices through the FDA and will be working closely with Dr. Thomas Kindt, InNexus’ Chief Scientific Officer and previous Director of Intramural Research at the National Institute of Health.

Dr. Kindt, Chief Scientific Officer, said, “Dr. Strobos joins InNexus as we prepare to launch our first pre-clinical development project.  His experience is invaluable and his ability to develop our programs and articulate them to the FDA will be a critical aspect of our success.”

After law school, a federal court clerkship, and an associate position at a large national law firm, Dr. Strobos received his appointment to the FDA where he worked closely with FDA Commissioner Kessler on regulatory policies.  He gained significant experience in regulatory affairs and then served as Clinical Program Development and Regulatory Consultant for Greenberg Traurig, LLP, and Olson, Frank & Weeda, PC, in Washington, DC.  He also served as Vice President of Clinical Research and Regulatory Affairs for R&D Laboratories, Inc.  Dr. Strobos received his medical training at the University of Chicago, his legal training at the University of Pennsylvania and is admitted to practice in both Washington, DC and California.  He has numerous publications and awards including the PHS Special Recognition Award, the FDA Award of Merit and two Commissioner Special Citations.

Speaking on his appointment, Dr. Strobos commented, “I admire the progress that InNexus has made to date.  This is my second opportunity to join Jeff Morhet’s team and look forward to working with him again, partnering with Dr. Kindt, InNexus’ world-class Scientific Advisory Board and developing InNexus’ novel drug programs.”

 About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Jeff Morhet”

Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc.

Jeff Morhet, President & CEO, 480-862-7500

jmorhet@ixsbio.com

www.ixsbio.com

The Investor Relations Group

Investor Relations:

Christine Berni/Joe Triunfo, 212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Endnotes

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